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SEC FILE NUMBER 001-35798

CUSIP NUMBER 48344T 100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KaloBios Pharmaceuticals, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

260 East Grand Avenue

Address of Principle Executive Office (Street and Number)

South San Francisco, California 94080

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

KaloBios Pharmaceuticals, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2013 within the prescribed time period without unreasonable effort or expense. The principal reason for this delay, which the Company believes will be resolved on or prior to August 19, 2013, is that the Company has not finalized the review and related disclosure of certain of its operating expenses and related accruals. Other disclosure in the Form 10-Q is dependent upon the completion of such disclosure.

Due to the additional time required by the Company to complete these activities, it is unable to file the Form 10-Q within the prescribed time period without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey H. Cooper, Chief Financial Officer	650	243-3100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Spending for our clinical trial programs and general and administrative expenses associated with being a public company increased during the three and six months ended June 30, 2013 compared to the same periods in 2012. As a result, the net loss for the three and six months ended June 30, 2013 is expected to be greater than the net loss for the same periods in 2012; however, due to the continued review and related disclosure of certain of its operating expenses and related accruals, the Company is not able to provide an estimate of such loss or other results from operations at this time. As of June 30, 2013, cash, cash equivalents and investments, excluding restricted cash, totaled $63.7 million.

Notice Concerning Forward Looking Statements

The statements above regarding the Company’s anticipated timing of filing its Quarterly Report on Form 10-Q for the three months ended June 30, 2013 and its expected operating results for the three and six months ended June 30, 2013 are forward-looking statements which are subject to risks and uncertainties. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include uncertainties regarding the timing of the Company’s completion of its Quarterly Report on Form 10-Q, risks as to adjustments to preliminary estimates for the financial results of the three months ended June 30, 2013, issues encountered in the completion of the quarterly review, general economic conditions, and other risk factors contained in the Company’s SEC filings including the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2013.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this form. The company has no obligation, and expressly disclaims any obligation to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise.

KaloBios Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2013	By	/s/ Jeffrey H. Cooper, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).